Exhibit 99.1

For Immediate Release

BCE files 2024 annual report on Form 40-F

MONTRÉAL, March 7, 2025 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2024 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F includes audited financial statements for the year ended December 31, 2024, and is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at SEC.gov.

Holders of BCE securities may receive a printed copy of BCE’s audited financial statements at no charge by contacting BCE Investor Relations by phone at 1-800-339-6353, by email at investor.relations@bce.ca or by mail at 1, carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca